United States securities and exchange commission logo





                          August 25, 2023

       Daniel Neville
       Chief Financial Officer
       Ascend Wellness Holdings, Inc.
       1411 Broadway, 16th Floor
       New York, NY 10018

                                                        Re: Ascend Wellness
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on August 22,
2023
                                                            File No. 333-274149

       Dear Daniel Neville:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
N. Sheppard at 202-551-8346 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              James Guttman